================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F  X            Form 40-F
                                 -----                   -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes                     No  X
                           -----                  -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes                     No  X
                           -----                  -----

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                     No  X
                           -----                  -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

================================================================================

 Proposal for the Distribution of Final Dividend 2003 of Endesa, S.A.

    NEW YORK--(BUSINESS WIRE)--Feb. 4, 2004--Endesa S.A. (NYSE: ELE) has announced that its Board of Directors, taking into account the Consolidated net income for 2003 of EUR1,312 million, intends to submit for approval by the General Shareholders Meeting, the payment of a total 2003 gross dividend per share of EUR0.703, a 3% increase against total dividend paid in year 2002 results (EUR0.6825 per share) and a disbursement for the amount of EUR 744 million. Pay-out ratio for 2003 would be 56.7%.
    Endesa, S.A.'s 2003 final dividend would equal EUR 0.439 per share, up 4.9% from the year 2002 final dividend (EUR0.4185 per share). It is scheduled that the final dividend will be paid from July 1st 2004. Accordingly, from this date, ENDESA stock will trade ex-dividend.

    For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200

    http://www.endesa.es

    CONTACT: Endesa S.A.
             North America Investor Relations Office:
             David Raya, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ENDESA, S.A.

Dated: February 4th, 2003     By: /s/ David Raya
                                 --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations